

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Jorge d Pablo
Chief Executive Officer
Enphys Acquisition Corp.
216 East 45th Street
13th Floor
New York, NY 10017

> **Re: Enphys Acquisition Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed April 13, 2023**
> **File No. 001-40879**

Dear Jorge d Pablo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation